FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

September 15, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

SIGNIFICANTLY IMPROVED MARGINS AND

CONTINUED IMPROVEMENT IN FREE CASH FLOW

IN SECOND QUARTER OF 2009

Moscow, Russia — September 4, 2009 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the second quarter and half-year ended June 30, 2009.

Highlights for the second quarter and first half of 2009

•                  Group gross margin improved by 220 basis points to 35.2% in the second quarter of 2009 compared to the second quarter of 2008, and by 240 basis points year-on-year to 33.9% in the first half of 2009

•                  EBITDA(1) margin improved significantly by 320 basis points to 15.4% in the second quarter of 2009 compared to the second quarter of 2008, and by 250 basis points year-on-year to 14.8% in the first half of 2009

•                  Operating profit margin increased substantially to 11.1% in the second quarter of 2009 from 8.2% a year ago, and to 10.4% in the first half of 2009 from 8.4% in the first half of 2008

•                  Group revenue in US dollars decreased 28.2% year-on-year to US$1,071.5 million in the first half of 2009, driven by ruble devaluation, and partially offset by stronger mix

•                  Net income in US dollars increased 42.6% year-on-year to US$52.3 million in the second quarter of 2009

•                  On a constant currency basis, (in rubles) net income almost doubled in the second quarter of 2009 compared to the second quarter of 2008, and increased by 12.3% year-on-year in the first half of 2009

•                  Operating cash flow rose 64.0% year-on-year to US$180.3 million in the first half of 2009

“The second quarter of 2009 demonstrated our ability to adapt quickly to changing market conditions, the resilience of our brands and our business model. It also proved that profitable growth can be achieved despite somewhat weakened consumer demand,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer.

“We are very pleased with our results. We have delivered substantial margin improvement on the EBITDA and gross margin levels. In the second quarter of 2009, group gross margin improved 220 basis points year-on-year to 35.2%. It also improved for each of the business segments, reaching 31.4% in dairy, 40.4% in beverages and 48.8% in baby food. Our EBITDA margin stood at 15.4% in the second quarter of 2009, reflecting both enhanced efficiency and seasonally lower input costs. Our net profit in the second quarter grew 42.6%.”

“Our operating cash flow continued to show significant improvement, while our net debt decreased 49.0% year-on-year and stood at US$280.8 million, the lowest level for many years,” Tony Maher added.

(1) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators for the first half and 2Q 2009 vs. 2008

	1H 2009	1H 2008	Change		2Q 2009	2Q 2008	Change
	US$ ‘mln	US$ ‘mln			US$ ‘mln	US$ ‘mln

Sales	1,071.5	1,492.1	(28.2)%		554.6	760.1	(27.0)%
Dairy	746.7	1,105.4	(32.5)%		377.4	550.0	(31.4)%
Beverages	209.9	259.0	(19.0)%		115.8	142.1	(18.5)%
Baby Food	114.9	127.7	(10.0)%		61.4	68.0	(9.7)%
Gross profit	363.4	470.4	(22.8)%		195.3	250.9	(22.2)%
Gross margin, %	33.9%	31.5%	240	bp	35.2%	33.0%	220	bp
Selling and distribution expenses	(184.5)	(241.1)	(23.5)%		100.1	131.1	(23.6)%
General and administrative expenses	(63.8)	(96.8)	(34.1)%		34.3	54.7	(37.3)%
Operating income	111.8	126.0	(11.3)%		61.4	62.6	(1.9)%
Operating margin, %	10.4%	8.4%	200	bp	11.1%	8.2%	290	bp
Financial expenses, net	(25.8)	(11.8)	119.3%		7.9	(8.4)	(194.5)%
Net income	64.9	78.6	(17.4)%		52.3	36.7	42.6%
EBITDA	158.3	183.8	(13.9)%		85.2	93.1	(8.4)%
EBITDA margin, %	14.8%	12.3%	250	bp	15.4%	12.2%	320	bp
CAPEX excluding acquisitions	45.9	112.1	(59.0)%		29.5	62.2	(52.6)%

Dairy

Sales in US dollars in the Dairy Segment decreased 32.5% to US$746.7 million in the first half of 2009 from US$1,105.4 million in the first half of 2008. This was driven by negative exchange rate and partially offset by improved sales mix. The average dollar selling price declined 23.2% to US$1.07 per 1 kg in the first half of 2009 from US$1.40 per 1 kg in the first half of 2008. The gross margin in the Dairy Segment increased significantly to 30.3% in the first half of 2009 from 28.3% in the same period last year, driven by lower costs and improved sales mix. The gross margin improved to 31.4% in the second quarter of 2009 from 30.1% in the second quarter of 2008.

Beverages

Sales in US dollars decreased 19.0% to US$209.9 million in the first half of 2009 compared to US$259.0 million in the first half of 2008. This was driven by exchange rate and partially offset by good volume growth. The average dollar selling price decreased 24.0% to US$0.74 per liter in the first half of 2009 from US$0.98 per liter in the first half of 2008. The gross margin in the Beverage Segment increased to 38.8% in the first half of 2009 from 38.0% in the same period last year, due to improved efficiency and lower concentrate costs. The gross margin in the Beverage Segment increased to 40.4% in the second quarter of 2009 from 38.0% in the second quarter of 2008.

Baby Food

Sales in US dollars in the Baby Food Segment decreased 10.0% to US$114.9 million in the first six months of 2009 from US$127.7 million in the same period last year due to unfavorable exchange rate, offset by strong volume growth. The average dollar selling price decreased 28.7% to US$1.72 per kg in the first six months of 2009 from US$2.42 per kg in the first six months of 2008. The gross margin in the Baby Food Segment increased to 48.6% in the first six months of 2009 from 46.7% in the first six months of 2008.

Key Cost Elements

In the first six months of 2009, selling and distribution expenses decreased 23.5% year-to-year to US$184.5 million. Sales and distribution expenses as a percentage of sales increased to 17.2% in the first half of 2009, compared to 16.2% in the same period of 2008, driven by advertising and marketing expenditure, which increased, as a percentage of sales, to 6.2% from 4.0%. General and administrative expenses decreased 34.1% year-on-year to US$63.8 million in the first half of 2009. General and administrative expenses, as a percentage of sales, decreased to 6.0% in the first six months of 2009 from 6.5% in the same period last year.

Operating profit in US dollars decreased 11.3% year-on-year to US$111.8 million in the first half of 2009. Operating profit margin improved to 10.4% in the first half of 2009 from 8.4% last year. EBITDA in US dollars declined 13.9% to US$158.3 million. EBITDA margin improved significantly to 14.8% in the first half of 2009 compared to 12.3% in the same period last year, and to 15.4% in the second quarter of 2009 from 12.2% in the second quarter of 2008.

In the first six months of 2009, financial expenses increased 119.3% to US$25.8 million compared to US$11.8 million in the same period of 2008. This was mainly due to currency remeasurement loss incurred in the first half of 2009, as a result of our US$250 million syndicated loan taken out in the second quarter of 2008. In the first half of 2009, currency remeasurement loss amounted to US$11.1 million compared to currency remeasurement gain of US$11.3 million in the first half of 2008. Currency remeasurement loss is not a cash item.

Our effective tax rate decreased to 24.1% in the first six months of 2009 from 28.8% in the same period of 2008.

Net Income

In the second quarter of 2009, net income in US dollars increased 42.6% to US$52.3 million from US$36.7 million in the same period last year. Net income in US dollars decreased 17.4% to US$64.9 million in the first half of 2009 from US$78.6 million in the first half of 2008 as a result of ruble devaluation.

On a constant currency basis (in rubles), net income increased by 12.3% year-on-year in the first half of 2009, and almost doubled in the second quarter of 2009 year-on-year.

Debt and Cash Flows

As of the end of the first six months of 2009, our net debt decreased by 49.0% year-on-year to US$280.8 million.

As a result of effective working capital management, our operating cash increased 64.0% to US$180.3 million in the first half of 2009 from US$109.9 million in the same period of 2008. Free cash flow grew to US$131.1 million in the first six months of 2009 from US$13.5 million in the same period last year.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	6 months ended		6 months ended
	June 30, 2009		June 30, 2008
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	64.9	6.1%	78.6	5.3%
Add: Depreciation and amortization	46.5	4.3%	57.8	3.9%
Add: Income tax expense	20.7	1.9%	32.9	2.2%
Add: Interest expense	15.1	1.4%	25.0	1.7%
Less: Interest income	(3.0)	(0.3)%	(2.9)	(0.2)%
Less: Currency remeasurement gains, net	11.1	1.0%	(11.3)	(0.8)%
Add: Bank charges	1.6	0.2%	1.1	0.1%
Add: Noncontrolling interests	0.3	0.03%	2.8	0.2%
Add: Other	1.1	0.2%	(0.2)	(0.01)%

EBITDA	158.3	14.8%	183.8	12.3%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets (unaudited)

(Amounts in thousands of U.S. dollars)

	June 30,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$226,299	$277,252
Trade receivables, net	120,404	125,453
Inventory	199,935	225,950
Taxes receivable	53,217	64,916
Advances paid	15,375	14,834
Deferred tax asset	12,734	11,828
Other current assets	14,028	14,708
Total current assets	641,992	734,941

Non-current assets:
Property, plant and equipment, net	642,895	692,277
Intangible assets, net	37,173	34,999
Goodwill	102,110	108,748
Deferred tax asset – non-current portion	4,233	1,484
Other non-current assets	3,587	4,516
Total non-current assets	789,998	842,024
Total assets	$1,431,990	$1,576,965

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets (unaudited) (continued)

(Amounts in thousands of U.S. dollars, except share data)

	June 30,	December 31,
	2009	2008
Liabilities and equity
Current liabilities:
Trade accounts payable	$139,731	$133,886
Advances received	9,120	8,342
Short-term debt	26,875	74,910
Long-term notes payable, current portion	—	159,153
Taxes payable	27,695	18,984
Accrued liabilities	48,138	33,864
Other payables	38,285	43,073
Total current liabilities	289,844	472,212

Long-term liabilities:
Long-term loans	281,148	327,157
Long-term notes payable	179,733	88,494
Other long-term payables	6,098	10,048
Deferred taxes – long-term portion	22,279	22,754
Total long-term liabilities	489,258	448,453
Total liabilities	779,102	920,665

Equity
Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 42,438,527 shares outstanding as of June 30, 2009 and 43,725,535 shares outstanding as of December 31, 2008	29,908	29,908
Share premium account	164,132	164,132
Treasury stock, at cost	(30,623)	(3,014)
Accumulated other comprehensive loss:
Currency translation adjustment	(55,413)	(17,214)
Retained earnings	535,562	470,625

Equity attributable to shareholders of WBD Foods	643,566	644,437

Equity attributable to noncontrolling interests	9,322	11,863

Total equity	652,888	656,300

Total liabilities and equity	$1,431,990	$1,576,965

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Income and

Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share data)

	Six months ended June 30,
	2009	2008
Sales	$1,071,458	$1,492,052

Cost of sales	(708,089)	(1,021,644)

Gross profit	363,369	470,408

Selling and distribution expenses	(184,536)	(241,098)
General and administrative expenses	(63,796)	(96,831)
Other operating expenses, net	(3,227)	(6,471)

Operating income	111,810	126,008

Financial income and expenses, net	(25,844)	(11,785)
Income before provision for income taxes	85,966	114,223

Provision for income taxes	(20,679)	(32,885)
Consolidated net income	$65,287	$81,338

Net income attributable to noncontrolling interests	(350)	(2,756)

Net income attributable to WBD Foods shareholders	$64,937	$78,582

Net income per common share attributable to WBD Foods shareholders - basic and diluted	$1.50	$1.79

Weighted average number of common shares outstanding, basic and diluted	43,205,597	44,000,000

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Six months ended
	June 30,
	2009	2008
Cash flows from operating activities:
Consolidated net income	$65,287	$81,338
Adjustments to reconcile consolidated net income to net cash provided by operating activities	58,295	43,432
Changes in operating assets and liabilities	56,668	(14,832)
Net cash provided by operating activities	180,250	109,938

Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(1,320)	(526)
Cash paid for property, plant and equipment	(49,886)	(98,348)
Proceeds from disposal of property, plant and equipment	1,293	—
Other investing activities	715	2,457
Net cash used in investing activities	(49,198)	(96,417)

Cash flows from financing activities:
Proceeds from bonds and notes payable, net of debt issuance costs	96,945	208,068
Short-term loans and notes, net	(185,570)	(65,107)
Repayment of long-term loans and notes	(27,447)	(304,967)
Proceeds from long-term loans, net of debt issuance costs	254	265,757
Repayment of long-term payables	(5,543)	(6,100)
Cash paid for treasury stock acquisition	(27,609)	—
Net cash provided by (used in) financing activities	(148,970)	97,651

Impact of exchange rate differences on cash and cash equivalents	(33,035)	3,656

Net increase (decrease) in cash and cash equivalents	(50,953)	114,828
Cash and cash equivalents, at beginning of period	277,252	33,452

Cash and cash equivalents, at the end of period	$226,299	$148,280

- Ends -

For further enquiries contact:

Natalya Belyavskaya

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Phone: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: belyavskayand@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 18,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2009, Standard & Poor’s Governance Services confirmed WBD’s governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Roman Bolotovsky
	Name:	Roman Bolotovsky
	Title:	Attorney in fact
Wimm-Bill-Dann Foods OJSC

Date: September 15, 2009